EXHIBIT 21.1    LIST OF SUBSIDIARIES

Name	Place of Incorporation	% Ownership
Larscom Limited	England and Wales	100%
NetEdge Systems (UK) Limited	England and Wales	100%
NetEdge Systems International B.V.	Netherlands	100%